
SEC MAIL
MAR 1 2007
SECTION


07006085

SE... ...SSION
Washington D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) **AND ENDING** 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRILLIUM TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Raritan Plaza 1, 110 Fieldcrest Avenue, 7th Floor
(No. and Street)

Edison, (City) NJ (State) 08818 (Zip Code)

RECD S.E.C.
MAR 1 2007
503

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Cucciniello (732) 417-9290
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 0 4 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



OATH OR AFFIRMATION

I, Diana Cucciniello swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trillium Trading, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANTHONY J. MUCCIOLO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 10/21/2009

Notary Public

Signature

CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members of
Trillium Trading, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Trillium Trading, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc. and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 28, 2007

TRILLIUM TRADING, LLC

CONTENTS
December 31, 2006



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Trillium Trading, LLC

We have audited the accompanying statement of financial condition of Trillium Trading, LLC (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trillium Trading, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP
GOLDSTEIN GOLUB KESSLER LLP

February 28, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

TRILLIUM TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS	
Cash and Cash Equivalents	$ 8,335,623
Receivable from Broker-Dealer and Clearing Organization	73,690
Securities Owned by the Company - at market value	22,982,063
Furniture, Fixtures and Leasehold Improvements - at cost, net of accumulated depreciation and amortization of $1,051,475	204,502
Goodwill	2,696,119
Prepaid Expenses and Other Assets	122,440
Total Assets	$34,414,437

LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold by the Company, not yet purchased - at market value	$ 1,382,775
Accounts payable and accrued expenses	1,329,153
Due to Members	966,342
Due to affiliate	13,014,781
Total liabilities	16,693,051
Commitment	
Members' Equity	17,721,386
Total Liabilities and Members' Equity	$34,414,437

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SUMMARY SIGNIFICANT ACCOUNTING POLICIES:

Trillium Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a New Jersey limited liability company and has operating locations in New Jersey, New York and Florida.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

Cash equivalents are defined as highly liquid investments with an original maturity of three months or less.

The Company trades for its own account, and its proprietary securities transactions are recorded on a trade-date basis.

Securities owned and securities sold, not yet purchased, are stated at quoted market values and realized and unrealized gains and losses are included in Members' equity.

Depreciation is calculated on an accelerated basis using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Federal and state income taxes have not been provided for, as Members are individually liable for their own tax payments.

2. RELATED PARTY TRANSACTIONS:

The clearing and depository operations for the Company's securities transactions are provided primarily by one broker-dealer pursuant to a joint back office agreement. This broker-dealer is affiliated with one of the Members of the Company. At December 31, 2006, substantially all of the securities owned and the amount due from broker-dealer reflected in the statement of financial condition are positions carried by and amounts due from this broker-dealer.

3. FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENTS:

Furniture, fixtures and leasehold improvements, at cost, consists of the following:

Computer equipment	$ 866,096
Furniture and fixtures	133,753
Leasehold improvements	216,851
Other	39,277
	1,255,977
Less accumulated depreciation and amortization	1,051,475
	$ 204,502

4. GOODWILL:

In 2003, the Company acquired fixed assets and assumed certain liabilities of Heartland Securities Corp. The excess of the purchase price over the fair value of the net assets acquired, \$2,696,119, is accounted for as goodwill under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

5. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Marketable securities owned and securities sold, not yet purchased, consist of equity securities and are subject to margin requirements.

6. FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES:

During 2006, the Company's trading activities included equities. All instruments are reported at market value and realized and unrealized gains and losses are reflected in total revenue.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK:

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, held at prices that differ from the fair value reflected in the statement of financial condition.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

8. COMMITMENT:

The Company has an obligation under an operating lease for New Jersey office space. The aggregate annual rental commitment for office space, which expires in 2009, is \$385,158 at December 31, 2006.

The lease contains a renewal option.

The Company has an obligation under an operating lease for Florida office space. The aggregate annual rental commitment for office space, at December 31, 2006 is \$19,421, which expires in 2007.

The lease contains a renewal option.

9. NET CAPITAL REQUIREMENT:

The Company is subject to SEC Uniform Net Capital rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of \$11,177,325, which was \$10,156,640 in excess of its required net capital of \$1,020,685.

10. SUBSEQUENT EVENT:

Subsequent to December 31, 2006, Members withdrew $2,044,397.

END